SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2003

QUEBECOR MEDIA INC.

(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release
QUEBECOR MEDIA INC.
Filed in this Form 6-K

Documents index

1.

Press Release dated May 8, 2003 (Quebecor Media Inc.);

2.

Extract of the Consolidated Financial Statements of Quebecor Media Inc. and its Subsidiaries for the 3-Month Period Ended March 31, 2003;

3.

Supplementary Disclosure for Quebecor Inc. and Quebecor Media Inc.

May 8, 2003

For immediate release

QUEBECOR MEDIA REPORTS NET INCOME OF $7.6 MILLION
FOR FIRST QUARTER OF 2003

Highlights

•

10.1% growth in operating income

•

Net income of $7.6 million in Q1 2003 versus net loss of $22.1 million in Q1 2002

•

$429.0 million term loan paid down on April 22, 2003

•

Star Académie demonstrates the power of convergence

Montréal, Québec – Quebecor Media Inc. today reported total revenues of $550.2 million for the first quarter of 2003, compared with $549.5 million for the same quarter of 2002. Operating income rose $13.1 million or 10.1% to $142.7 million due to stronger profits in the Cable Television segment and a notable improvement in operating results in the Web Integration/Technology and Internet/Portals segments. The operating losses of those two segments were virtually eliminated. These improvements more than offset the decrease in operating income in the Business Telecommunications segment.

Net income was $7.6 million in the first quarter of 2003, compared with a net loss of $22.1 million in the same quarter of 2002. It was the Company’s best earnings performance in more than two years.

Financial expenses decreased by $11.1 million from $80.2 million in the first quarter of 2002 to $69.1 million in the same quarter of 2003, due primarily to the favourable impact of the conversion of the unhedged portion of the long-term debt and to a net gain on settlement of debt, which was realized on the refinancing of Sun Media Corporation’s debt and on the voluntary repayment of a portion of Vidéotron’s debt. Unusual items (reserve for restructuring, write-down of temporary investments, non-monetary compensation charge, write-down of goodwill and gains (losses) on sales of businesses and other assets) amounted to $0.9 million in 2003, compared with $17.9 million in 2002.

Star Académie: the power of convergence

One of the highlights of the quarter was the television program Star Académie, broadcast on the TVA network between February 16 and April 20, 2003. The program’s resounding success demonstrated the originality and scope of Quebecor Media’s convergence strategy.

According to BBM’s People Meter ratings, the 90-minute Star Académie special on Sunday, April 13, 2003 was seen by over 3 million viewers, an all-time record for a program broadcast on the TVA network. The following week, the final episode captured 83% of the viewing audience during its time slot. At its height, Star Académie was seen by nearly half (47.4%) of Québec’s French-speaking population (aged 2 and over).

TVA Publishing’s celebrity weeklies covered the event and reaped significantly increased newsstand sales. For example, sales of 7 Jours magazine were up more than 44% from the same period of 2002. The program also received daily coverage in Le Journal de Montréal and Le Journal de Québec.

Subscribers to Vidéotron’s high-speed Internet service had exclusive access to webcams providing live backstage feeds. The unique advantage brought Vidéotron a significant number of new customers. For its part, Netgraphe developed tools to support voting, video feeds, interactivity and chat sessions with the contestants. During the program’s run, Netgraphe logged more than 304,000 registrations on the Star Académie site, 5.9 million unique visitors and over 135 million page views. The project generated revenues of more than $400,000 for Netgraphe. Meanwhile, the Videotron Telecom subsidiary created a new Video Streaming service to meet the short-term needs of major projects such as Star Académie.

Select, Archambault Group’s music distribution arm, distributed the Star Académie CD, which was certified platinum (100,000 copies sold) out of the box and quintuple platinum (500,000 copies sold) by April 20, 2003, the date of the grand finale, making it the fastest selling quintuple platinum album ever in Canada. The CD was prominently displayed at all Archambault locations and at more than a hundred Le SuperClub Vidéotron locations.

Cable Television

The Cable Television segment’s first quarter 2003 revenues amounted to $180.4 million, compared with $179.9 million in the same quarter of 2002. Revenue increases of $11.8 million from the high-speed cable Internet access service and $6.7 million from the illico digital television service more than compensated for lower revenues from analog cable television, dial-up Internet access, installation and other services. At quarter end, there were 182,000 subscribers to the illico service, an increase of 50% from the same date of the previous year. Subscriptions to the high-speed Internet service grew 33% from 251,000 to 334,000 over the same period. Vidéotron signed up 11,000 new subscribers to illico during the quarter and lost 18,000 customers to its analog cable television service, for a net loss of 7,000 customers, compared with a net loss of 26,000 customers during the same period of 2002. Vidéotron also gained 23,000 new customers for its Internet access services during the quarter.

Operating income amounted to $70.8 million, compared with $67.3 million in the first quarter of 2002, an increase of $3.5 million or 5.2%. The rise in operating income resulted primarily from the growth in the customer base for the high-speed Internet access service and higher operating margins for that service, generated by increased rates and lower bandwidth costs. Reduced operating expenses and improved productivity were also factors in the increase in operating income. Vidéotron’s average operating margin for all operations increased from 37.4% in the first quarter of 2002 to 39.2% in the same quarter of 2003.

On March 20, 2003, Vidéotron and its employees in the Montréal and Québec City areas reached an agreement in principle on renewal of their collective agreements, ending the labour dispute that began on May 8, 2002. The new labour contracts signed on April 29, 2003 will enable Vidéotron to reduce costs, enhance productivity, and exercise greater flexibility in the management of its operations.

Newspapers

Sun Media Corporation reported first-quarter revenues of $201.3 million, an increase of $1.3 million from the same period of 2002. A 2.7% increase in advertising revenues was partially offset by lower circulation, distribution and printing revenues. First-quarter operating income increased $0.6 million, or 1.3%, from $44.6 million to $45.2 million, mainly as a result of lower newsprint prices.

Sun Media Corporation undertook the refinancing of its debt at the beginning of the quarter. The subsidiary subsequently announced an increase in the amount of the refinancing in view of the positive response from investors. On February 7, 2003, it closed a private placement of Senior Notes in the net amount of US$201.5 million and contracted new bank credit facilities totalling $425.0 million. These funds were used to pay down Sun Media Corporation’s loans in full and to pay a $260 million dividend to Quebecor Media, of which $150.0 million was used to reduce Vidéotron ltée’s long-term debt.

Broadcasting

TVA Group’s revenues totalled $84.3 million in the first quarter of 2003, up 9.1% from $77.3 million in the same quarter of 2002. The increase was due to growth in broadcasting revenues and the inclusion of Publicor’s results since its acquisition by TVA Publishing in the second quarter of 2002. These two factors outweighed the decrease in revenues from production and international distribution operations resulting from TVA’s repositioning in this area. Operating income rose 9.0% from $13.3 million to $14.5 million, due mainly to the improved profitability of TVA’s publishing operations as a result of synergies yielded by the integration of Publicor in May 2002.

Leisure and Entertainment

The Leisure and Entertainment segment reported quarterly revenues of $51.6 million, compared with $57.4 million in the same quarter of 2002, a 10.1% decrease. The lower figures were due to the transfer of the Publicor magazines from the Leisure and Entertainment segment to the Broadcasting segment in the second quarter of 2002, and lower revenues in the Books segment as a result of the sale of Éditions Wilson & Lafleur in the fourth quarter of 2002. Archambault Group and Le SuperClub Vidéotron reported revenue increases of 7.3% and 7.1% respectively. The segment’s operating income amounted to $5.5 million, compared with $5.7 million in the same period of 2002. The growth in operating income at Archambault Group and Le SuperClub Vidéotron, as well as a smaller operating loss in the Books segment, almost entirely offset the impact of the removal of magazines from the segment.

The highlights of the first quarter included the retail success of the Star Académie CD, the excellent performance of Archambault Group’s retail network, increased sales of Vidéotron products at Le SuperClub Vidéotron locations, and lower administrative expenses following the reorganization of the general literature publishing houses under Éditions Quebecor Media.

Business Telecommunications

Videotron Telecom Ltd. (VTL) recorded first quarter 2003 revenues of $21.8 million, compared with $22.2 million in the same period of the previous year. The positive impact of the acquisition of the assets of Stream Intelligent Networks in Ontario did not entirely compensate for the sharp decrease in Internet-related revenues as a result of the renegotiation of the service agreement with Vidéotron and other factors. The segment’s operating income amounted to $5.8 million, compared with $7.5 million in the same quarter of 2002. The $1.7 million decrease was caused mainly by the lower Internet revenues and increased operating expenses resulting from the acquisition of Stream Intelligent Networks.

Web Integration/Technology

The Web Integration/Technology segment reported quarterly revenues of $17.1 million versus $20.8 million in the same quarter of 2002, a 17.8% decrease. The lower revenues reflect soft demand in the IT and Internet advertising markets, the sale of the Nurun Technologies office in Paris, and the closing of the Mindready Solutions office in Paignton, Great Britain. The segment’s operating loss was only $88,000, compared with a loss of $8.0 million in the first quarter of 2002. The improvement resulted primarily from the recording under operating expenses in the first quarter of 2002 of special charges related to the restructuring of Mindready’s operations. Cost reductions and improved productivity at all Mindready and Nurun offices (except Milan) were also factors.

Nurun signed several major contracts during the quarter, including a three-year exclusive agreement with Bombardier Recreational Products to develop and maintain its Web sites, confirmation of a contract extension with Evian in the US following the joint venture agreement between Evian and Coca-Cola, and a contract with a major customer of Quebecor World in partnership with its Q-Net MediaTM subsidiary.

Internet/Portals

The Internet/Portals segment’s first-quarter revenues totalled $7.0 million, compared with $7.4 million in the same quarter of 2002. The special-interest portals MatchContact.com, Autonet.ca and Jobboom.com continued posting strong growth, with an 18.5% increase in revenues. The robust performance did not entirely make up for the decrease in revenues from the general-interest portals, particularly in English-language markets, and the closing or sale of CANOE’s European portals. The segment has broken even in terms of operating income for the past three quarters. In the first quarter of 2003, it generated operating income of $0.4 million, compared with an operating loss of $1.8 million in the same period of 2002. The strong performance was mainly the result of the decisive restructuring measures introduced since the second quarter of 2001 and the improved profitability of the special-interest portals, particularly Jobboom.com.

Financial position

At March 31, 2003, the Company and its subsidiaries had cash, cash equivalents and liquid investments with remaining maturities greater than three months totalling $175.3 million, consisting mainly of short-term investments. The Company and its wholly owned subsidiaries also had unused lines of credit of $240.0 million available, for total available liquid assets of $415.3 million. At the same date, the consolidated debt, including the short-term portion of the long-term debt but excluding redeemable preferred shares, totalled $3.15 billion, including Sun Media Corporation’s $623.4 million debt, Vidéotron ltée’s $951.3 million debt, TVA Group’s $49.4 million debt, and Quebecor Media’s own debt, which includes Senior Notes in an aggregate amount of $1.31 billion and a term loan of $212.8 million.

At the beginning of 2003, Quebecor Media issued redeemable preferred shares in the amount of $216.1 million. On April 22, 2003, these shares were converted to common shares. On the same date, Quebecor Media issued common shares totalling $214.3 million. The proceeds from these stock offerings were used to pay down in full the $429.0 million term loan coming due on April 23, 2003.

Operating income

The Company defines operating income (or loss) as earnings (or loss) before amortization charges, financial expenses, reserves for restructuring of operations and special charges, write-downs of goodwill, gains (losses) on the sale of businesses and other assets, income taxes, and non-controlling interest. Special charges include write-downs of temporary investments and non-monetary compensation charges.

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. It facilitates year-over-year comparison of results since operating income (or loss) excludes, among other things, unusual items that are not readily comparable from year to year. The Company’s definition of operating income may not be identical to similarly titled measures reported by other companies.

Forward-looking statements

Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results in future periods to differ materially from the forecasted results. Those risks include changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors and general changes in the economic environment.

The Company

Quebecor Media Inc., a subsidiary of Quebecor Inc. (TSX: QBR.A, QBR.B), operates in Canada, the United States, France, Italy and the UK. It is engaged in newspaper publishing (Sun Media Corporation), cable television (Vidéotron ltée), broadcasting (TVA Group Inc.), Web technology and integration (Nurun Inc. and Mindready Solutions Inc.), Internet portals (Netgraphe Inc.), magazines (TVA Publishing Inc.), books (a dozen associated publishing houses), distribution and retailing of cultural products (Archambault Group Inc. and Le SuperClub Vidéotron ltée) and business telecommunications (Videotron Telecom Ltd.).

Information:

Jacques Mallette Executive Vice President and Chief Financial Officer (514) 380-1948	Luc Lavoie Executive Vice President, Corporate Affairs (514) 380-1974 (514) 236-8742 (cell phone) lavoie.luc@quebecor.com

Consolidated Financial Statements of

QUEBECOR MEDIA INC.
AND ITS SUBSIDIARIES

Three-month period ended March 31, 2003
(Unaudited)

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions of canadian dollars)
(Unaudited)

	Three months ended March 31

	2003	2002

REVENUES

Cable Television	$180.4	$179.9
Newspapers	201.3	200.0
Broadcasting	84.3	77.3
Leisure and Entertainment	51.6	57.4
Business Telecommunications	21.8	22.2
Web Integration/Technology	17.1	20.8
Internet/Portals	7.0	7.4
Head Office	0.1	0.9
Intersegment	(13.4)	(16.4)

	550.2	549.5
COSTS OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(407.5)	(419.9)

OPERATING INCOME BEFORE UNDER-NOTED ITEMS	142.7	129.6

Amortization	(61.0)	(60.1)
Financial expenses	(69.1)	(80.2)
Reserve for restructuring of operations	(0.1)	(3.1)
Write-down of temporary investments	(0.4)	(5.4)
Non-monetary compensation charges	—	(1.2)
Write-down of goodwill	—	(8.9)
(Losses) gains on sale of businesses and other assets	(0.4)	0.7

INCOME (LOSS) BEFORE INCOME TAXES	11.7	(28.6)
Income taxes:
Current	(2.6)	(4.2)
Future	(3.8)	5.9

	(1.2)	1.7

	12.9	(30.3)
Non-controlling interest	(5.3)	8.2

NET INCOME (LOSS)	$7.6	$(22.1)

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
(in millions of canadian dollars)
(Unaudited)

	Three months ended March 31

	2003	2002

SEGMENTED INFORMATION

Operating income before amortization, financial expenses, reserve for restructuring of operations, write-down of temporary investments, non-monetary compensation charges, write-down of goodwill and (losses) gains on sale of businesses and other assets

Cable Television	$70.8	$67.3
Newspapers	45.2	44.6
Broadcasting	14.5	13.3
Leisure and Entertainment	5.5	5.7
Business Telecommunications	5.8	7.5
Web Integration/Technology	(0.1)	(8.0)
Internet/Portals	0.4	(1.8)
General corporate income	0.6	1.0

	$142.7	$129.6

Amortization
Cable Television	$37.7	$35.8
Newspapers	6.7	6.3
Broadcasting	3.1	2.9
Leisure and Entertainment	2.6	3.0
Business Telecommunications	9.1	8.8
Web Integration/Technology	1.0	1.2
Internet/Portals	0.4	1.3
Head Office	0.4	0.8

	$61.0	$60.1

CONSOLIDATED STATEMENT OF DEFICIT

(in millions of canadian dollars)
(Unaudited)

	Three months ended March 31

	2003	2002

Deficit at beginning of period
As previously reported	$2,780.0	$411.5
Restatement due to a change in accounting policy regarding foreign currency translation	—	10.2

As restated	2,780.0	421.7
Reduction due to a change in accounting policy regarding goodwill	—	2,144.3

	2,780.0	2,566.0
Net (income) loss	(7.6)	22.1

Deficit at end of period	$2,772.4	$2,588.1

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of canadian dollars)
(Unaudited)

	Three months ended March 31

	2003	2002

Cash flow related to operations:
Net income (loss)	$7.6	$(22.1)
Adjustments for:
Amortization of property, plant and equipment	54.8	54.3
Write-down of goodwill and amortization of deferred charges	6.2	14.7
Amortization of deferred financing costs and long-term debt discount	14.4	12.7
Non-monetary compensation charges	—	1.2
Write-down of temporary investments	0.4	5.4
Interest on redeemable preferred shares	9.8	5.2
(Gains) losses on foreign currency translation on long-term debt	(8.7)	0.6
Losses (gains) on sale of businesses and other assets	0.7	(0.7)
Future income taxes	(3.8)	5.9
Non-controlling interest	5.3	(8.2)
Other	1.1	(0.4)

	87.8	68.6
Net change in non-cash balances related to operations (net of the effect of business acquisitions and disposals)	(124.5)	(62.8)

Cash flow (used by) provided by operations	(36.7)	5.8

Cash flows related to financing activities:
Net decrease in bank indebtedness	(6.1)	(1.6)
Issuance of long-term debt	701.8	0.1
Repayment of long-term debt	(917.1)	(40.2)
Increase in deferred financing costs	(11.1)	—
Proceed from issuance of redeemable preferred shares	216.1	—
Dividends paid to non-controlling shareholders	(1.3)	(1.4)
(Increase) decrease in advance receivable from parent company	(3.9)	3.7

Cash flow used for financing activities	(21.6)	(39.4)

Cash flows related to investing activities:
Businesses acquisitions, net of cash and cash equivalents acquired	(9.0)	(0.3)
Proceeds from disposal of businesses, net of cash and cash equivalents disposed	(0.2)	1.1
Acquisitions of property, plant and equipment	(26.7)	(38.3)
Additions to others assets	(7.9)	(14.0)
Decrease (increase) of temporary investments	87.1	(0.3)
Proceeds from disposal of assets	2.3	9.3
Others	0.3	(1.0)

Cash flows provided by (used in) investing activities	45.9	(43.5)

Net decrease in cash and cash equivalents	(12.4)	(77.1)
Effect of exchange rate changes on cash and cash equivalents denominated in foreigh currencies	(0.9)	(1.0)
Cash and cash equivalents at beginning of period	188.3	207.8

Cash and cash equivalents at end of period	$175.0	$129.7

SEGMENTED INFORMATION
Additions to property, plant and equipment:
Cable Television	$16.9	$23.9
Newspapers	1.4	0.7
Broadcasting	2.0	2.0
Leisure and Entertainment	1.5	1.5
Business Telecommunications	4.7	9.7
Web Integration/Technology	0.2	0.5

	$26.7	$38.3

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	March 31 2003	December 31 2002

	(unaudited)	(audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$175.0	$188.3
Temporary investments (market value of $0.3 million ($87.9 million in 2002))	0.3	87.8
Accounts receivable	310.2	329.8
Income taxes receivable	21.7	28.8
Inventories and investments in televisual products and movies	146.6	156.9
Prepaid expenses	23.8	18.6
Future income taxes	31.9	31.9

	709.5	842.1
PORTFOLIO INVESTMENTS (market value of $16.0 million ($15.9 million in 2002))	16.0	15.9
ADVANCES RECEIVABLE FROM PARENT COMPANY	30.0	26.1
PROPERTY, PLANT AND EQUIPMENT	1,649.5	1,680.3
GOODWILL	3,885.9	3,883.4
FUTURE INCOME TAXES	97.9	97.9
OTHER ASSETS	187.7	239.0

	$6,576.5	$6,784.7

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$7.0	$13.1
Accounts payable and accrued charges	557.3	699.2
Income and other taxes	9.3	9.3
Advances payable to parent company and companies under common control	8.1	22.6
Future income taxes	0.9	0.9
Current portion of long-term debt	90.6	575.6

	673.2	1,320.7
LONG-TERM DEBT	3,061.6	2,931.0
REDEEMABLE PREFERRED SHARES	480.1	254.2
OTHER LIABILITIES	133.7	51.4
FUTURE INCOME TAXES	255.5	258.5
NON-CONTROLLING INTEREST	192.2	195.3
SHAREHOLDERS’ EQUITY:
Capital stock	1,341.8	1,341.8
Contributed surplus	3,214.6	3,214.6
Deficit	(2,772.4)	(2,780.0)
Translation adjustment	(3.8)	(2.8)

	1,780.2	1,773.6

	$6,576.5	$6,784.7

4

Supplementary Disclosure

Quarter / 3-Month Period
Ended March 31, 2003

Safe Harbor Act
Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the Company’s public filings with the Securities Exchange Commission.

For additional information, please contact
Mark D’Souza, Vice President and Treasurer, at (514) 380-1912 or
Jean-Francois Pruneau, Director, Corporate Finance, at (514) 380-4144

Supplementary Disclosure
Quarter / 3-Month Period Ended March 31, 2003
Debt Schedule

March 31, 2003 (in millions)

Quebecor Media
Revolving Credit Facility due 2004 (Availability : $50)	$—
Term Loan B-1 due 2003	212.8
Senior Notes/Senior Discount Notes due 2011	1,314.9

1,527.7

Vidéotron
Revolving Credit Facility due 2005 (Availability : $150)	35.0
Term Loan A due 2008	505.0
Term Loan B due 2009	296.5
9 1/8% CF Cable Notes due 2007	114.7

951.3

Sun Media
Revolving Credit Facility due 2008 (Availability : $75)	—
Term Loan due 2009	326.8
7 5/8% Senior Notes due 2013	296.6

623.4

TVA	49.4

Other Debt	7.4

Total Quebecor Media	$3,159.2

Redeemable Preferred Shares	261.6

Cash-on-hand
Quebecor Media
Videotron	$—
Sun Media	27.5
Quebecor Media Parent	85.2
Other	62.2

$174.9

/1

Supplementary Disclosure
Quarter / 3-Month Period Ended March 31, 2003

VIDÉOTRON	2002				2003

	Mar-31	Jun-30	Sept-30	Dec-31	Mar-31

Homes Passed (‘000)(1)	2,316	2,316	2,316	2,329	2,332
Basic Subscribers (‘000)	1,493	1,464	1,456	1,440	1,433
Basic Penetration	64.5%	63.2%	62.8%	61.8%	61.4%
Extended Tier Subscribers (‘000)	1,225	1,197	1,184	1,172	1,164
Extended Tier Penetration	82.0%	81.8%	81.3%	81.4%	81.2%
Digital Set-Top Boxes (‘000)	130	146	166	182	195
Digital Penetration	8.7%	9.9%	11.4%	12.6%	13.6%
HSD Subscribers (‘000)	251	265	281	306	334
HSD Penetration	16.8%	18.1%	19.3%	21.3%	23.3%

(1)

Ajustment done during the first quarter of 2002

	1st Quarter			YTD

	2002	2003	VAR	2002	2003	VAR

(in millions)
Revenues	$179.9	$180.4	0.3%	$179.9	$180.4	0.3%
Cable	$149.0	$139.8	-6.1%	$149.0	$139.8	-6.1%
Internet	$30.9	$40.6	30.7%	$30.9	$40.6	30.7%
EBITDA	$67.3	$70.8	6.2%	$67.3	$70.8	6.2%
EBITDA Margin (%)	37.4%	39.3%		37.4%	39.3%

CAPEX (NCTA Standard Reporting Categories)
Customer Premise Equipment	$10.1	$4.4		$10.1	$4.4
Scalable Infrastructure	1.3	4.5		1.3	4.5
Line Extensions	2.0	1.8		2.0	1.8
Upgrade / Rebuild	3.5	1.6		3.5	1.6
Support Capital	1.2	2.4		1.2	2.4

Total - NCTA Classification	$18.2	$14.8	-18.6%	$18.2	$14.8	-18.6%
Deferred Charges	8.7	7.6		8.7	7.6

Total Capital Expenditures	$26.9	$22.4	-16.7%	$26.9	$22.4	-16.7%

2-Way Capability		97.0%			97.0%
Cable ARPU(1)	$32.98	$32.45		$32.98	$32.45
TOTAL ARPU(1)	$39.76	$41.87		$39.76	$41.87

(1)

Net of programming credits in relation with marketing programs, and strike related service disruption credits

/2

Supplementary Disclosure
Quarter / 3-Month Period ended March 31, 2003

	1st Quarter			YTD

	2002	2003	VAR	2002	2003	VAR

Lineage (‘000)
Urban Dailies	40,970	41,078	0.3%	40,970	41,078	0.3%

(in millions)
Revenues	$200.0	$201.3	0.6%	$200.0	$201.3	0.6%
Advertising	$133.4	$136.9	2.7%	$133.4	$136.9	2.7%

Urban Dailies(1)	$146.2	$146.6	0.3%	$146.2	$146.6	0.3%
Community Newspapers(1)	$53.8	$54.7	1.5%	$53.8	$54.7	1.5%

EBITDA	$44.6	$45.2	1.3%	$44.6	$45.2	1.3%
EBITDA Margin	22.3%	22.4%		22.3%	22.4%

Change in Newsprint Expense			-3.6%			-3.6%

(1)

Excluding transactions between Urban Dailies and Community Newspapers

/3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.
By:	/s/ Claudine Tremblay

Claudine Tremblay Director, Corporate Services and Assistant Corporate Secretary

Date:    May 8, 2003